SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

15 Hatidhar Street, Ra'anana 43665, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD. (Registrant)

By:	/s/ Roy Hess
Roy Hess
Chief Executive Officer

Date: March 24, 2020

MTS Announces 2019 fourth quarter Financial Results

Ra’anana, Israel / Powder Springs, Georgia, USA - March 24, 2020 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), call accounting and contact center software, today released its financial results for the three and twelve months ended December 31, 2019.

The Company recorded revenues of $1.4 million for the three months ended December 31, 2019, compared with $1.6 million for the three months ended December 31, 2018. The Company recorded net income of $99,000 for the three months ended December 31, 2019, or $0.02 per diluted share, compared with net income of $110,000, or $0.03 per diluted share, for the comparable period in 2018. In the three months ended December 31, 2019, the Company had net income from continuing operations of $46,000 compared to net income from continuing operations of $48,000 in the comparable period in 2018. The Company recognized net income from discontinued operations of $53,000 in the three months ended December 31, 2019, compared to net income from discontinued operations of $62,000 in the comparable period in 2018.

The Company recorded revenues of $5.2 million for the year ended December 31, 2019, compared with $5.9 million for the comparable period in 2018. The Company incurred a net loss of $(135,000), or $(0.03) per diluted share, for the year ended December 31, 2019, compared with a net loss of $(1.2) million, or ($0.34) per diluted share, in the comparable period in 2018. Net loss from continuing operations was $(192,000) for the year ended December 31, 2019, compared with a net loss from continuing operations of $(886,000) in the comparable period in 2018. On a non-GAAP basis (as described and reconciled below), the Company had net income from continuing operations of $79,000, or $0.02 per diluted share, for the year ended December 31, 2019, compared with a net loss from continuing operations of $(776,000), or $(0.23) per diluted share, for the comparable period in 2018.

During 2018, an institutional investor invested $1.5 million in a newly created class of convertible preferred shares and $0.2 million in ordinary shares of the Company, at a price per preferred share and ordinary share of $1.14. The preferred shares are convertible into ordinary shares on a one to one basis.

As previously published, the share purchase agreement with the institutional investor includes a greenshoe option, exercisable until April 30, 2020, for future investment of up to $1.5 million in the Company’s preferred shares at a price per preferred share of $1.14. During 2019, the institutional investor partially exercised its greenshoe option and purchased 692,983 convertible preferred shares in consideration for $790,000.

Commenting on the results, Mr. Roy Hess, Chief Executive Officer of MTS, said, “Our results in 2019 reflect the efficiency plan we implemented during 2019 in order to adjust our expenses to our new line of business and to improve our operation margins. We recently entered the field of omnichannel contact center software. In June 2019, we introduced Omnis - Contact Center Software with “Out-Of-The-Box” capabilities and open channel architecture. During the end of 2019 we started to see initial revenues from this new product, which we consider to be our main growth engine in the coming years. As previously reported, we are also continuing our efforts to find  a suitable M&A candidate for our company which will enhance shareholder value.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S. and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Forward Looking Statements
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s ability to achieve  profitable operations, its ability  to continue to operate as a going concern, its ability to continue to meet NASDAQ continued listing requirements,  customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers’ economic condition, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel,  general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

Contacts:

Ofira Bar
CFO
Tel: +972-9-7777-540
Email: ofira.bar@mtsint.com

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	December 31,
	2019	2018
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,732	$1,150
Restricted cash	1,464	1,380
Trade receivables (net of allowance for doubtful accounts of $65 at December 31, 2019 and 2018)	499	604
Other accounts receivable and prepaid expenses	236	101
Assets of discontinued operations	172	187

Total current assets	4,103	3,422

SEVERANCE PAY FUND	653	541

PROPERTY AND EQUIPMENT, NET	62	60

OTHER ASSETS:
Intangible assets, net	-	21
Goodwill	3,225	3,479

Total other assets	3,225	3,500

Total assets	$8,043	$7,523

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands (except share and per share data)

	December 31,
	2019	2018
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$149	$164
Deferred revenues	962	1,053
Accrued expenses and other liabilities	2,317	2,394
Liabilities of discontinued operations	516	606

Total current liabilities	3,944	4,217

LONG-TERM LIABILITIES:
Accrued severance pay	831	722
Deferred tax liability	163	181

Total long-term liabilities	994	903

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.03 par value: Authorized: 17,000,000 shares at December 31, 2019 and 2018; Issued: 3,614,208 and 3,296,123 shares at December 31, 2019 and 2018, respectively; Outstanding: 3,612,408 and 3,294,323 shares at December 31, 2019 and 2018, respectively	30	27
Preferred Shares of NIS 0.03 par value: Authorized: 3,000,000 shares at December 31, 2019 and 2018; Issued and Outstanding: 2,008,772 and 1,315,789 shares at December 31, 2019 and 2018, respectively	16	10
Additional paid-in capital	30,635	29,807
Treasury shares at cost (1,800 Ordinary shares at December 31, 2019 and 2018)	(29)	(29)
Accumulated deficit	(27,547)	(27,412)

Total shareholders' equity	3,105	2,403

Total liabilities and shareholders' equity	$8,043	$7,523

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31,		Three months ended December 31,
	2019	2018	2019	2018
	Unaudited	Audited	Unaudited	Audited
Revenues:
Services	$4,273	$4,843	$1,079	$1,230
Product sales	920	1,018	274	323

Total revenues	5,193	5,861	1353	1553

Cost of revenues:
Services	1,486	1,719	336	420
Product sales	371	430	83	105

Total cost of revenues	1,857	2,149	419	525

Gross profit	3,336	3,712	934	1028

Operating expenses:
Research and development	545	825	137	153
Selling and marketing	817	1,471	253	276
General and administrative	2,144	2,239	465	484

Total operating expenses	3,506	4,545	855	913

Operating income (loss)	(170)	(823)	79	115
Financial income (expenses), net	(18)	(17)	9	(18)

Income (loss) before taxes on income	(188)	(840)	88	97
Taxes on income, net	4	46	42	49

Net income (loss) from continuing operations	(192)	(886)	46	48
Income (loss) from discontinued operations	57	(284)	53	62
Net income (loss)	$(135)	$(1,170)	$99	$110

Net loss per share:
Basic and diluted net profit (loss) per share from continuing operations	$(0.04)	$(0.26)	$0.01	$0.02
Basic and diluted net profit (loss) per share from discontinued operations	0.01	(0.08)	0.01	0.01
Basic and diluted net loss per share	$(0.03)	$(0.34)	$0.02	$0.03
Weighted average number of shares used in computing basic and diluted net profit (loss) per share	5,013,374	3,435,161	5,444,806	4,200,755

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31,		Three months ended December 31,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income (loss) from continuing operations	(192)	(886)	46	48
Stock-based compensation expenses	47	89	8	22
Intangible assets amortization, net of tax effects	21	21	6	6
Goodwill impairment, net of tax effect	203	-	-	-

Non-GAAP net income (loss)	$79	$(776)	$60	$76

Net loss per share:

GAAP basic and diluted net profit (loss) per share)	$0.04	$(0.26)	$0.01	$0.02
Non-GAAP basic and diluted net profit (loss) per share	$0.02	$(0.23)	$0.11	$0.02
Weighted average number of shares used in computing non-GAAP basic and diluted net profit (loss) per share	5,013,374	3,435,161	5,444,806	4,200,755